EXHIBIT 99.1

                                 [RETALIX LOGO]

                                  NEWS RELEASE



Contacts
Allan E. Jordan                                    Motti Gadish
The Global Consulting Group                        Retalix Ltd.
+1-646-284-9400                                    +972-9-776-6677
ajordan@hfgcg.com                                  Motti.Gadish @retalix.com

                  Retalix Announces First Quarter 2007 Results

     Ra'anana, Israel, May 21, 2007 - Retalix(R) Ltd. (NasdaqGS: RTLX), a global provider of enterprise-wide software solutions for food retailers and distributors, today announced results for the first quarter ended March 31, 2007.

     First quarter 2007 Financial Highlights:

     o Total Revenues for the period were a $52.7 million, compared to $50.7 million in the first quarter of 2006.

     o Product Revenues for the period were 33% of total revenues, compared to 43.6% of total revenues in the first quarter of 2006.

     o Gross Margin for the period was 57.2%, and adjusted* gross margin was 59.2%, compared to gross margin of 61.5% and adjusted* gross margin of 64.2% in the first quarter of 2006.

     o Net Income for the period was $0.02 million, or $0.00 per diluted share, compared to net income of $1.5 million, or $0.08 per diluted share in the first quarter of 2006.

     o Adjusted Net Income (Non-GAAP)* for the period was $1.9 million, or $0.09 per diluted share, compared to $3.6 million, or $0.18 per diluted share, in the first quarter of 2006.

     o Cash Flow: In the first quarter of 2007, the Company used $1.4 million in operating activities, compared to $1.9 million generated in the first quarter of 2006.

     o Balance Sheet: Cash and marketable securities amounted to $65.2 million on March 31, 2007, compared to 59.7 million on December 31, 2006. Long term debt was $0.9 million, and shareholders' equity was $211.5 million.

     First quarter Operational Highlights:

     o In China, a major grocery retail chain selected Retalix point-of-sale, headquarters and loyalty solutions

     o BP started the roll-out of Retalix software to its fuel and retail sites worldwide

     o Australia's Woolworths completed the roll-out of Retalix point-of-sale software to 900 supermarkets and general merchandise stores

     o The Scandinavian retail group Reiten Servicehandel extended its deployement of Retalix software to 185 7-Eleven convenience stores across Norway and Sweden

     o Israel's leading grocery chain, Supersol, started the roll-out of the thin-client Retalix StoreLine.net POS and store management solution

     o Jamaica's National Meats and Food Distributors selected Retalix Power Enterprise

     o   Alex Lee's Lowes  Foods  division  selected  Retalix DemandAnalytX
         (DAX) for demand forecasting and order optimization

     o Retalix and Postilion announced an alliance to deliver integrated POS and payment switch for travel centers and convenience stores

     "The results of the first quarter were in line with our expectations," said Barry Shaked, president and CEO of Retalix. "We continue to make progress against our business goals. During the first quarter, we won new contracts and progressed with the execution of several significant projects. We are especially encouraged by the strong interest of grocery and convenience retailers in our integrated customer loyalty and promotions solutions. We are in line with our expectations for the full year. We believe that strong opportunities lie ahead in the grocery, foodservice, distribution, petroleum and convenience segments."

     Retalix reaffirmed its previously stated guidance that it anticipates total revenues for FY 2007 in the range of $220 to $230 million, adjusted (non-GAAP) net income in the range of $15 million to $22 million, and GAAP net income in the range of $9 million to $16 million. Non-GAAP net income excludes estimated equity based compensation expenses of $3.5 million and estimated acquisition related non-cash items of $2.5 million (net of tax effect)*.

     Conference Call  and Webcast Information

     The Company will be holding a conference call to discuss results for the first quarter 2007 on Monday, May 21, 2007 at 10:30am Eastern Time (5:30pm Israeli Time). This conference can be accessed by all interested parties through the Cosmpany's web site at http://www.retalix.com/index.cfm?pageid=1063. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site.

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas.

     Retalix on the Web: www.retalix.com

     * Note on Use of Non-GAAP Financial Information

     In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses non-GAAP measures of gross margin, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation in accordance with SFAS 123(R) and amortization of intangibles related to acquisitions. Retalix's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as well as for providing useful comparisons to periods prior to the adoption of SFAS 123(R). The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. Reconciliation between GAAP to non-GAAP statement of income is provided in the table below.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Factors that could impact these forward-looking statements include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's products, the perception by leading retailers of Retalix's reputation, the potential benefits to retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ from the forward-looking statements. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2005, for a discussion of these and other important risk factors. Except as required by applicable law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


                                  RETALIX LTD.
                        CONSOLIDATED STATEMENTS OF INCOME

                FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2007

                                                              Three months ended                   Year ended
                                                                  March 31                        December 31
                                                   ----------------------------------------    ------------------
                                                       2007                  2006                  2006
                                                   ------------------    ------------------    ------------------
                                                     Unaudited             Unaudited             Unaudited
                                                   ------------------    ------------------    ------------------
                                                                         U.S. $ in thousands
                                                               (except share and per share data)
                                                   --------------------------------------------------------------
REVENUES:

   Product sales                                       17,448                22,100                73,788
   Services and projects                               35,277                28,643               129,769
                                                       ----------           ----------            --------
       T o t a l revenues                              52,725                50,743               203,557
                                                       ----------           ----------            --------

COST OF REVENUES:
   Cost of product sales                                8,792                10,024                36,690
   Cost of services and projects                       13,779                 9,508                44,562
                                                       ----------           ----------            --------

       T o t a l cost of revenues                      22,571                19,532                81,252
                                                       ----------           ----------            --------
GROSS PROFIT                                           30,154                31,211               122,305
                                                       ----------           ----------            --------


OPERATING EXPENSES:
   Research and development - net                      15,445                13,937                60,375
   Selling and marketing                                7,961                 8,409                33,495
   General and administrative                           5,866                 6,334                27,426
   Other general (income) expenses - net                 (104)                    6                    22
                                                       ----------           ----------            --------
       T o t a l operating expenses                    29,168                28,686               121,318
                                                       ----------           ----------            --------
INCOME FROM OPERATIONS                                    986                 2,525                   987
FINANCIAL INCOME, net                                     136                   507                    79
                                                       ----------           ----------            --------
INCOME BEFORE TAXES ON INCOME                            1,122                 3,032                 1,066
TAXES ON INCOME                                            965                 1,508                  (587)
                                                       ----------           ----------            --------
INCOME AFTER TAXES ON INCOME                               157                 1,524                 1,653
SHARE IN LOSSES OF AN ASSOCIATED COMPANY                    (4)                  (23)                  (57)
MINORITY INTERESTS IN LOSSES (GAINS) OF SUBSIDIARIES      (133)                   38                  (425)
                                                       ----------           ----------            --------
NET INCOME                                                  20                 1,539                 1,171
                                                       ==========           ==========            =========
EARNINGS PER SHARE - in U.S. $:
   Basic                                                      -                  0.08                  0.06
                                                       ==========           ==========            =========
   Diluted                                                    -                  0.08                  0.06
                                                       ==========           ==========            =========

WEIGHTED AVERAGE NUMBER OF SHARES
 USED IN COMPUTATION OF EARNINGS
 PER SHARE - in thousands:
   Basic                                                   19,646                19,437                19,491
                                                       ==========           ==========            =========
   Diluted                                                 20,190                20,326                20,127
                                                       ==========           ==========            =========








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

                                  RETALIX LTD.
                   CONSOLIDATED NON-GAAP STATEMENTS OF INCOME

                FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2007

                                                         Three months ended                     Year ended
                                                              March 31                         December 31
                                                   -------------------------------        ------------------
                                                        2007            2006                      2006
                                                   --------------    -------------         -----------------
                                                    Unaudited          Unaudited               Unaudited
                                                   --------------    -------------         -----------------
                                                                        U.S. $ in thousands
                                                                (except share and per share data)
                                                   ---------------------------------------------------------

REVENUES:

   Product sales                                     17,448                22,100                73,788
   Services and projects                             35,277                28,643               129,769
                                                     ---------             ---------            -------
       T o t a l revenues                            52,725                50,743               203,557
                                                     ---------             ---------            -------
COST OF REVENUES:
   Cost of product sales                              8,221                 9,206                33,669
   Cost of services and projects                     13,287                 8,957                42,666
                                                     ---------             ---------            -------
       T o t a l cost of revenues                    21,508                18,163                76,335
                                                     ---------             ---------            -------
GROSS PROFIT                                         31,217                32,580               127,222
                                                     ---------             ---------            -------

OPERATING EXPENSES:
   Research and development - net                    14,900                13,500                58,154
   Selling and marketing                              7,754                 8,299                32,592
   General and administrative                         5,397                 6,215                26,666
   Other general (income) expenses - net               (104)                    6                    22
                                                     ---------             ---------            -------
       T o t a l operating expenses                  27,947                28,020               117,434
                                                     ---------             ---------            -------
INCOME FROM OPERATIONS                                3,270                 4,560                 9,788
FINANCIAL INCOME, net                                   136                   507                    79
                                                     ---------             ---------            -------
INCOME BEFORE TAXES ON INCOME                         3,406                 5,067                 9,867
TAXES ON INCOME                                       1,352                 1,508                 1,518
                                                     ---------             ---------            -------
INCOME AFTER TAXES ON INCOME                          2,054                 3,559                 8,349
SHARE IN LOSSES OF AN ASSOCIATED COMPANY                 (4)                  (23)                  (57)
MINORITY INTERESTS IN LOSSES (GAINS) OF SUBSIDIARIES   (133)                   38                  (425)
                                                     ---------             ---------            -------
NET INCOME                                            1,917                 3,574                 7,867
                                                     =========             =========            ========
EARNINGS PER SHARE - in U.S. $:
   Basic                                               0.10                  0.18                  0.40
                                                     =========             =========            ========
   Diluted                                             0.09                  0.18                  0.39
                                                     =========             =========            ========

WEIGHTED AVERAGE NUMBER OF SHARES
 USED IN COMPUTATION OF EARNINGS
 PER SHARE - in  thousands:
   Basic                                              19,646                19,437                19,491
                                                     =========             =========            ========
   Diluted                                            20,190                20,326                20,127
                                                     =========             =========            ========




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



                                  RETALIX LTD.

                   RECONCILIATION BETWEEN GAAP TO NON- GAAP STATEMENT OF INCOME

                         FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007


                                                                 Three months ended
                                                                   March 31, 2007
                                                GAAP                 ADJUSTMENT                NON-GAAP
                                            -------------        --------------------          -----------

                                                                    (a)         (b)
                                            -------------        ---------   --------         ------------
                                            (Unaudited)              (Unaudited)              (Unaudited)
                                            --------------------------------------------------------------
                                                              U.S dollars in thousands
                                            --------------------------------------------------------------
REVENUES:

    Product sales                              17,448                                            17,448
    Services and projects                      35,277                                            35,277
                                               --------         ---------     ----------         -------
           T o t a l  revenues                 52,725                                            52,725
COST OF REVENUES:
    Cost of product sales                       8,792               (15)       (556)              8,221
    Cost of services and projects              13,779              (231)       (261)             13,287
                                               --------         ---------     ----------         -------
           T o t a l  cost of revenues         22,571              (246)       (817)             21,508
                                               --------         ---------     ----------         -------
GROSS PROFIT                                   30,154               246         817              31,217
                                               --------         ---------     ----------         -------
     Research and development - net            15,445              (545)                         14,900
     Selling and marketing                      7,961              (151)        (56)              7,754
     General and administrative                 5,866              (414)        (55)              5,397
     Other general income- net                   (104)                                             (104)
                                               --------         ---------     ----------         -------
           T o t a l  operating expenses       29,168            (1,110)       (111)             27,947
                                               --------         ---------     ----------         -------
INCOME FROM OPERATIONS                            986             1,356         928               3,270
FINANCIAL INCOME - net                            136                                               136
                                               --------         ---------     ----------         -------
INCOME BEFORE TAXES ON INCOME                   1,122             1,356         928               3,406
TAXES ON INCOME                                   965                71         316               1,352
                                               --------         ---------     ----------         -------
INCOME AFTER TAXES ON INCOME                      157             1,285         612               2,054
SHARE IN LOSSES OF AN ASSOCIATED
    COMPANY                                        (4)                                               (4)
MINORITY INTERESTS IN GAINS
    OF SUBSIDIARIES                              (133)                                             (133)
                                               --------         ---------     ----------         -------
NET INCOME FOR THE PERIOD                          20             1,285         612                1,917
                                               ========         =========     ==========         =======
EARNINGS PER SHARE-in U.S.$:
    Basic                                          -              0.06          0.03               0.10
                                               ========         =========     ==========         =======
    Diluted                                        -              0.06          0.03               0.09
                                               ========         =========     ==========         =======

WEIGHTED AVERAGE NUMBER OF SHARES
    USED IN COMPUTATION OF EARNINGS
    PER SHARE - in thousands:
    Basic                                                              19,646
                                              ===========================================================
    Diluted                                                            20,190
                                              ===========================================================


* (a) The effect of stock- based compensation. The company adopted the provisions of Statement of financial accounting standards no. 123 (R), "Share- Based Payment" on January 1, 2006 using the modified-prospective transition method.
  (b) The effect of amortization of intangible assets and acquisition related expenses.

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

                                  RETALIX LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEET

                                AT MARCH 31, 2007



                                                           March 31                December 31,
                                                       2007        2006                2006
                                                       ----------------            --------------
                                                         (Unaudited)               (Unaudited)
                                                       -------------------------------------------
                                                                   U.S. $ in thousands
                                                       --------------------------------------------

                                 A s s e t s
CURRENT ASSETS:

    Cash and cash equivalents                          52,173      56,652              55,186
    Marketable securities                              13,041       8,730               4,554
    Accounts receivable:
       Trade                                           58,824      44,451              48,469
       Other                                            5,519       4,211               5,524
    Inventories                                         1,146       1,443               1,154
    Deferred income taxes                               5,873       7,829               5,930
                                                       -------    ---------           --------
           T o t a l  current assets                   136,576    123,316             120,817
                                                       -------    ---------           --------
NON-CURRENT ASSETS :
     Marketable debt securities                          1,232      2,037               1,237
    Deferred income taxes                                4,436      2,740               4,035
    Long-term receivables                                3,360      2,946               3,395
    Amounts funded in respect of employee rights
       upon retirement                                   7,020      5,537               6,759
    Other                                                  795        779                 747
                                                       -------    ---------           --------
                                                        16,843     14,039              16,173
                                                       -------    ---------           --------
PROPERTY, PLANT AND EQUIPMENT, net                      10,710     12,339              11,180
                                                       -------    ---------           --------
GOODWILL                                               107,544    103,894             107,506
                                                       -------    ---------           --------
OTHER INTENGIBLE ASSETS, net of accumulated
 amortization
    Customer base                                       17,356     19,165              17,721
    Other                                                5,301      9,583               5,859
                                                       -------    ---------           --------
                                                       22,657      28,748              23,580
                                                       -------    ---------           --------
         T o t a l assets                             294,330     282,336             279,256
                                                      ========   ==========           ========




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



                                                              March 31                 December 31,
                                                         2007             2006            2006
                                                        ----------      ---------     -------------
                                                             (Unaudited)              (Unaudited)
                                                        -------------------------------------------
                                                                      U.S. $ in thousands
                                                        --------------------------------------------
      Liabilities and shareholders' equity
CURRENT LIABILITIES:

    Short-term bank credit                               11,581          10,003           4,742
    Current maturities of long-term bank loans              229             203             224
    Accounts payable and accruals:
       Trade                                             11,465          12,865          11,535
       Employees and employee institutions                8,792           5,775           7,179
        Current maturities of other liabilities             -               185             -
           Accrued expenses                               6,205           6,210           7,288
       Other                                              8,021           7,452           7,363
    Deferred revenues                                    20,263          14,987          13,747
                                                         ---------       --------        ------
           T o t a l  current liabilities                66,556          57,680          52,078
                                                         ---------       --------        ------
LONG-TERM LIABILITIES :
    Long-term bank loans, net of current maturities         954           1,086           1,058
    Employee rights upon retirement                      11,728           9,397          11,392
     Deferred tax liability                                 961           2,919           1,016
    Deferred revenues                                       206             -               206
                                                         ---------       --------        ------
           T o t a l  long-term liabilities               13,849         13,402          13,672
                                                         ---------       --------        ------
           T o t a l  liabilities                         80,405         71,082          65,750
                                                         ---------       --------        ------
MINORITY INTERESTS                                         2,426          1,813           2,293
                                                         ---------       --------        ------
SHAREHOLDERS' EQUITY:
Share capital -Ordinary shares of NIS 1.00
 par value (authorized: March 31, 2007
 (unaudited), December 31, 2006 (unaudited)
 and March 31, 2006 (unaudited) 30,000,000 shares;
 issued and outstanding: - March 31, 2007 (unaudited)
 19,668,409 Shares; December 31,2006 (unaudited)
 -19,613,454 shares;
March  31, 2006 (unaudited) -19,465,195 shares             5,191          5,144           5,178
    Additional paid in capital                           158,651        151,434         156,583
    Retained earnings (Note)                              47,517         53,056          49,350
     Accumulated other comprehensive loss (income)           140           (193)            102
                                                         ---------       --------        ------
       T o t a l  shareholders' equity                   211,499         209,441         211,213
                                                         ---------       --------        ------
         T o t a l liabilities and shareholders equity   294,330         282,336         279,256
                                                         =========       ========        =======



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


                                                                                                       (Continued) - 1

                                  RETALIX LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2007

                                                        Three months ended                   Year ended
                                                             March 31                        December 31
                                                        ----------------------            --------------
                                                          2007          2006                    2006
                                                        ---------    ---------            --------------
                                                        Unaudited     Unaudited             Unaudited
                                                        ---------    ---------            --------------
                                                                        U.S. $ in thousands
                                                                  (except share and per share data)
                                                        -------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net income                                               20           1,539                  1,171
   Adjustments required to reconcile net income to net
    cash provided by operating activities:
     Minority interests in gains (losses)
      of subsidiaries                                      133             (38)                   425
     Depreciation and amortization                       1,761           2,222                  8,362
     Share in losses of an associated company                4              23                     57
     Compensation expenses resulting from shares
      and options granted to employees and non
       employees                                         1,357             658                  3,891
     Changes in accrued liability for employee rights
      upon retirement                                      313             102                  2,102
     Losses (gains) on amounts funded in respect of
      employee rights upon retirement                     (140)             89                  (580)
     Deferred income taxes - net                          (189)            (67)               (2,699)
     Net decrease in marketable securities                  61           1,580                 3,025
     Amortization of discount on marketable
      debt securities                                        5              20                    56
     Other                                                   1             (99)                   14
     Changes in operating assets and liabilities:
       Decrease (increase) in accounts receivable:
         Trade (including the non-current portion)      (10,289)        (8,098)              (10,401)
         Other                                               (4)           397                  (889)
       Increase (decrease) in accounts payable and
        accruals:
         Trade                                             (101)           755                  (730)
         Employees, employee institutions and other        (888)          (735)                  853
     Decrease in inventories                                 11            854                 1,022
     Increase (decrease) in deferred revenues
      (including the non-current portion)                 6,516          2,677                (2,616)
                                                        ---------    ---------            --------------
   Net cash provided by (used in) operating
    activities - forward                                 (1,429)         1,879                 3,063
                                                        =========    =========            ==============





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

                                                                                                       (Continued) - 2
                                  RETALIX LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2007

                                                      Three months ended                   Year ended
                                                           March 31                        December 31
                                                     --------------------                 -------------
                                                       2007          2006                      2006
                                                     --------      --------               ------------
                                                     Unaudited     Unaudited                Unaudited
                                                     --------      ---------              ------------
                                                                      U.S. $ in thousands
                                                             (except share and per share data)
                                                     ---------------------------------------------------
  Net cash provided by (used in) operating

   activities - brought forward                       (1,429)        1,879                    3,063
                                                     --------        --------              -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Maturity of marketable debt securities held
    to maturity                                          500           620                    6,212
   Investment in marketable debt securities
    held to maturity                                  (9,046)                                (2,066)
   Acquisition of subsidiaries consolidated for
    the first time (a)                                              (2,612)                  (2,605)
   Additional investments in subsidiaries                           (4,875)                  (5,802)
   Refund in respect of the cost of investment                                                  651
   Purchase of property, plant, equipment
    and other assets                                    (388)         (688)                  (2,567)
   Proceeds from sale of property, plant and equipment                  35                       35
   Amounts funded in respect of employee rights
    upon retirement, net                                (121)         (223)                    (777)
   Long-term loans granted to employees                   21                                     (4)
                                                     --------        --------              -----------
   Net cash provided by (used in)
    investing activities                              (9,034)       (7,743)                  (6,923)
                                                     --------        --------              -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayment of long-term bank loans                    (110)                                  (117)
   Issuance of share capital to employees resulting
    from exercise of options                             725           841                    2,650
   Short-term bank credit - net                        6,839         5,951                      760
                                                     --------        --------              -----------
   Net cash provided by financing activities           7,454         6,792                    3,293
                                                     --------        --------              -----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                  (4)            32                       61
                                                     --------        --------              -----------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                                     (3,013)          960                     (506)
BALANCE OF CASH AND CASH EQUIVALENTS
 AT BEGINNING OF YEAR                                 55,186        55,692                   55,692
                                                     --------       --------              -----------
   BALANCE OF CASH AND CASH
    EQUIVALENTS AT END OF YEAR                        52,173         56,652                  55,186
                                                     =========     ==========             ============












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

                                                                                                      (Concluded) - 3

                                  RETALIX LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2007


                                                      Three months ended                   Year ended
                                                           March 31                        December 31
                                                     --------------------                 -------------
                                                       2007          2006                      2006
                                                     --------      --------               ------------
                                                     Unaudited     Unaudited                Unaudited
                                                     --------      ---------              ------------
                                                                      U.S. $ in thousands
                                                             (except share and per share data)
                                                     ---------------------------------------------------




(a) Supplementary disclosure of cash flow information -
    Fair value of assets acquired and liabilities assumed of subsidiaries and activities acquired at the date of acquisition:

     Working capital (excluding cash and cash equivalents)              83                   394
     Property plant and equipment, net                                (193)                  (58)
     Short- term bank credit                                            71
     Goodwill and other intangible assets
      arising on acquisition                                        (2,573)               (2,941)

                                                     ----------     ----------           ----------
                                                         -          (2,612)               (2,605)
                                                     ==========     ===========          ==========
























                                  RETALIX LTD.
                  NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS



NOTE - Adoption of FIN 48
Effective January 1, 2007, the Company adopted FIN 48, "Accounting for Uncertainty Taxes - an interpretation of FAS 109", which was issued in July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions, under provision for income taxes.
The adoption of FIN 48 resulted in the recording of an increase of the tax liabilities totaling $1,900,000 (including interest in the amount of $250,000) associated with tax benefits and other uncertainties related to tax returns, which was accounted for as a reduction of to the retained earnings balance as of January 1, 2007. The Company and its U.S. subsidiaries which comprise most of the group, received final tax assessments through the year ended December 31, 2002.






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